File No. 70-____



                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                      ----------------------------------

                                   FORM U-1
                       --------------------------------

                            APPLICATION-DECLARATION

                                     under

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      ***

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                        DOLET HILLS LIGNITE COMPANY, LLC

                   1 Riverside Plaza, Columbus, Ohio  43215
                   ----------------------------------------
              (Name of company or companies filing this statement
                  and address of principal executive offices)

                                      ***

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                   1 Riverside Plaza, Columbus, Ohio  43215
                   ----------------------------------------
                (Name of top registered holding company parent)

                                      ***

                         Stephen P. Smith, Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

            John B. Keane, Senior Vice President and General Counsel
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                   1 Riverside Plaza, Columbus, Ohio  43215
                   -----------------------------------------
                  (Names and addresses of agents for service)

      Southwestern Electric Power Company, a Delaware corporation ("SWEPCO") is an indirect public utility subsidiary of American Electric Power Company, Inc. ("AEP"), a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Dolet Hills Lignite Company, LLC, a Delaware limited liability company ("Dolet Hills"), is a wholly-owned nonutility subsidiary of SWEPCO.



ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTIONS

      Background. By order dated July 1, 2004, in File No. 70-10166 (HCAR No. 35-27872) from the Securities and Exchange Commission (the "Commission") granted authority to the direct and indirect nonutility subsidiaries of AEP to pay dividends out of capital or unearned surplus to the fullest extent of the law, provided however that, without further approval of the Commission, no nonutility subsidiary will declare or pay any dividend out of capital or unearned surplus if such nonutility subsidiary derives any material part of its revenues from the sale of goods, services or electricity to any public utility subsidiary of its parent.

      Proposed Transaction. Dolet Hills is a mining company which provides lignite to the Dolet Hills Power Plant (the "Plant"), a 650-megawatt lignite fired generating plant located in north Louisiana. The Plant is jointly owned by SWEPCO and Cleco Power LLC ("Cleco"), a nonaffiliate, along with two nonaffiliated minority owners. Cleco operates the Plant. Because Dolet Hills derives a material part of its revenue from the sale of lignite to its parent SWEPCo, approval of the Commission is required for Dolet Hills to pay dividends out of capital to SWEPCO.

As of June 30, 2004, Dolet Hills has paid in capital of $4,712,000.

Dolet Hills proposes that its Board of Managers declare and pay dividends out of its capital surplus over time in an amount up to the full amount of $4,712,000, when cash is available.

The Delaware Limited Liability Company Act (Title 6, Chapter 18, Section 607) provides that: "A limited liability company shall not make a distribution to a member to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the limited liability company, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specified property of the limited liability company, exceed the fair value of the assets of the limited liability company, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited liability company only to the extent that the fair value of that property exceeds that liability."

SWEPCO is entitled to earn a specified rate of return on its capital contributions to Dolet Hills. [Louisiana Order No. U-21453, U-20925(SC), and U-22092(SC)(Subdocket G)] This return is factored in to the cost of the lignite sold to the Plant. If the Commission authorizes Dolet Hills to pay the requested dividends out of capital, SWEPCO's total capital investment in Dolet Hills will be reduced by the amount of such dividend. The effect of this reduction in SWEPCO's capital investment will be to reduce the cost of the lignite provided to the Plant.

Thus, Dolet Hills is seeking authorization from the Commission to pay SWEPCO dividends in an amount up to the full amount of its capital surplus on its common stock to the full extent of the Delaware Limited Liability Company Act.

                                      * * *

      Rule 54 Compliance. The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

AEP currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2004, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.558 billion, or about 87.7% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2004 ($1.777 billion).

With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges, AEP's consolidated retained earnings declined for the period ending December 31, 2003. The average consolidated retained earnings of AEP for the four quarterly periods ended June 30, 2004 was $1.777 billion, or a decrease of approximately 25.6% from the company's average consolidated retained earnings for the four quarterly periods ended June 30, 2004 of $2.388 billion. In addition, AEP's "aggregate investment" in EWGs and FUCOs as of June 30, 2004 exceeded 2% of the total capital invested in utility operations.

In the fourth quarter of 2003 AEP recorded pre-tax impairments of assets (including goodwill) and investments totaling $1.4 billion that reflected downturns in energy trading markets, projected long-term decreases in electricity prices, and other factors. The impairments consisted of $650 million related to asset impairments, $70 million related to investment value and other impairment losses, and $711 million related to discontinued operations. Of the discontinued operations, $577 million was attributable to the impairment of the fixed-asset carrying value of AEP's two coal-fired generation plants in the United Kingdom ("U.K. Generation"). AEP recorded a pre-tax impairment of $70 million on certain of its qualifying facilities, as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("QFs"), in the third quarter of 2003.

AEP transferred its equity investments in Vale and Caiua to a co-owner in October 2003, has selected an advisor for the disposition of the UK Generation and has entered into agreements to sell (i) AEP's domestic coal business; (ii) four domestic QFs; and (iii) certain gas pipelines, and continues to have periodic discussions with various parties on business alternatives for certain of its non-core investments. The ultimate timing for a disposition of one or more of these assets will depend upon market conditions and the value of any buyer's proposal.

Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's Public Utility Subsidiaries, their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP retained earnings.

As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

As of June 30, 2004, AEP's consolidated capitalization consisted of 63.0% debt, 37.0% common and preferred equity (consisting of common stock representing 36.4% and $133 million principal amount of preferred stock representing 0.6%).

None of AEP's Utility Subsidiaries or their customers will be adversely impacted by the requested relief.

The ratio of common equity to total capitalization, net of securitization debt, of each of the Utility Subsidiaries will continue to be maintained at not less than 30% (except for TCC which will maintain 25% so long as securitization bonds are outstanding). In addition, each of the Utility Subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

Since the date of the Rule 53(c) Order, there has been a reduction in AEP's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for investment grade corporate credit ratings. In addition, the Public Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

As of December 31, 1999, Standard and Poor's ("S&P") rating of secured debt for AEP's operating subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

As of June 30, 2004, S&P's rating of secured debt for AEP's operating subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB.



ITEM 2.    FEES, COMMISSIONS AND EXPENSES

      No fees, commissions or other expenses are to be paid or incurred, directly or indirectly, by the Applicants or any associated company in connection with the proposed transactions, other than fees and expenses to be billed at cost by the American Electric Power Service Corporation and not to exceed $1,000 in the aggregate.




ITEM 3.    APPLICABLE STATUTORY PROVISIONS

      Section 12(c) and Rule 46 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.



ITEM 4.    REGULATORY APPROVAL

      No state regulatory authority and no federal regulatory authority, other than the Commission under the Act has jurisdiction over the proposed transactions.



ITEM 5.    PROCEDURE

      It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting and permitting to become effective this Application or Declaration be issued on or before November 30, 2004. Applicants waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. Applicants consent to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order in this matter, unless the Division opposes the matter covered by this Application or Declaration.



ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS:

      The following exhibit and financial statements are filed as part of this statement:

(a) Exhibit:

            Exhibit A       Opinion   of   counsel   (to  be  filed  by
                            amendment)


(b) Financial Statements:

            Balance Sheets as of June 30, 2004 and Statements of Income and Retained Earnings for the six months ended June 30, 2004 of SWEPCo and Dolet Hills (to be filed by amendment)




ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS

      The Commission's action in this matter will not constitute any major federal action having a significant effect on the human environment. To the best of AEP's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

      SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Southwestern Electric Power Company
                                    Dolet Hills Lignite Company



                              By:        /s/ Stephan T. Haynes
                                    --------------------------------------
                                    Stephan T. Haynes, Assistant Treasurer
                                    of each of the above companies



Dated:  September 22, 2004